Exhibit 21.1

Pathmark Stores, Inc.

List of Subsidiaries

February 3, 2007

Name	State of Incorporation
AAL Realty Corp.	New York
Adbrett Corp.	Delaware
Bergen Street Pathmark, Inc.	New Jersey
Bridge Stuart, Inc.	New York
East Brunswick Stuart LLC.	Delaware
Lancaster Pike Stuart LLC	Delaware
MacDade Boulevard Stuart LLC	Delaware
Milik Service Company LLC	Virginia
Plainbridge LLC	Delaware
Supermarkets Oil Company, Inc..	New Jersey
Upper Darby Stuart LLC	Delaware